   As filed with the Securities and Exchange Commission on November 19, 1996
================================================================================


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                                   Form 11-K


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

     For the fiscal year ended December 31, 1995

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to  _______________


                        Commission file number 33-41102

                                ---------------


A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                        SILICON VALLEY BANK 401(k) AND
                         EMPLOYEE STOCK OWNERSHIP PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                           SILICON VALLEY BANCSHARES

                               3003 TASMAN DRIVE
                      SANTA CLARA, CALIFORNIA 95054-1191


================================================================================
                   This report contains a total of 17 pages.

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
INDEPENDENT AUDITORS' REPORT                                               3

FINANCIAL STATEMENTS

      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                      4

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS            5

NOTES TO FINANCIAL STATEMENTS                                              8

SUPPLEMENTAL SCHEDULES

      ITEM 27(A) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES        13

      ITEM 27(D) - SCHEDULE OF REPORTABLE TRANSACTIONS                    14

EXHIBITS                                                                  15

SIGNATURES                                                                16

EXHIBIT 23.1  CONSENT OF INDEPENDENT AUDITORS                             17

                          INDEPENDENT AUDITORS' REPORT


The Administrative Committee
Silicon Valley Bank 401(k) and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the Silicon Valley Bank 401(k) and Employee Stock Ownership Plan (formerly Silicon Valley Bank 401(k) Plan) (the "Plan") as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Item 27(a) - schedule of assets held for investment purposes at December 31, 1995 and Item 27(d) - schedule of reportable transactions for the year ended December 31, 1995 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits are presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                     /s/ KPMG PEAT MARWICK, LLP
                                     --------------------------

San Francisco, California
October 11, 1996

                         SILICON VALLEY BANK 401(k) AND
                         EMPLOYEE STOCK OWNERSHIP PLAN
                   (FORMERLY SILICON VALLEY BANK 401(k) PLAN)

                Statements of Net Assets Available for Benefits

                           December 31, 1995 and 1994

                                         Money                                            U.S.
                                         Market            AIM           S&P 500        Treasury        Lifepath      Lifepath
            Assets                       Account      Constellation       Stock        Allocation         2000          2010
            ------                       -------      -------------       -----        -----------        ----          ----

Investments:
  Money market funds                     $267,353                --               --            --              --            --
  Collective investment funds                  --                --       $1,394,450      $990,057        $126,976      $249,977
  Mutual funds                                 --        $1,487,766               --            --              --            --
  Silicon Valley Bancshares
     Common Stock Fund                         --                --               --            --              --            --
                                         --------        ----------       ----------      --------        --------      --------
  Total investments                       267,353         1,487,766        1,394,450       990,057         126,976       249,977
                                         --------        ----------       ----------      --------        --------      --------
Receivables:
  Participant loans                            --                --               --            --              --            --
  Employer's contribution to ESOP              --                --               --            --              --            --
                                         --------        ----------       ----------      --------        --------      --------
  Total receivables                            --                --               --            --              --            --
                                         --------        ----------       ----------      --------        --------      --------
  Total assets                           $267,353        $1,487,766       $1,394,450      $990,057        $126,976      $249,977
  Liabilities
  -----------
Excess contributions payable                   --                --               --            --              --            --
                                         --------        ----------       ----------      --------        --------      --------
  Net assets available for benefits      $267,353        $1,487,766       $1,394,450      $990,057        $126,976      $249,977
                                         ========        ==========       ==========      ========        ========      ========

                                                                      Silicon Valley   Participant
                                Lifepath      Lifepath      Lifepath    Bancshares        Loan                       1995
            Assets                2020          2030          2040     Common Stock      Account       Other         Total
            ------                ----          ----          ----     ------------      -------       -----         -----
Investments:
  Money market funds                   --           --            --              --           --            --    $   267,353
  Collective investment funds    $358,495     $212,889      $190,934              --           --            --      3,523,778
  Mutual funds                         --           --            --              --           --            --      1,487,766
  Silicon Valley Bancshares
    Common Stock Fund                  --           --            --     $ 9,736,623           --            --      9,736,623
                                 --------     --------    ----------     -----------     --------     ---------    -----------
  Total investments               358,495      212,889       190,934       9,736,623           --            --     15,015,520
                                 --------     --------    ----------     -----------     --------     ---------    -----------
Receivables:
  Participant loans                     --           --            --              --     $284,933            --       284,933
  Employer's contribution
    to ESOP                            --           --            --       1,560,317           --            --      1,560,317
                                 --------     --------    ----------     -----------     --------     ---------    -----------
  Total receivables                    --           --            --       1,560,317      284,933            --      1,845,250
                                 --------     --------    ----------     -----------     --------     ---------    -----------
  Total assets                    358,495      212,889       190,934      11,296,940      284,933            --     16,860,770
  Liabilities
  -----------
Excess contributions payable           --           --            --              --           --     $(240,727)      (240,727)
                                 --------     --------    ----------     -----------     --------     ---------    -----------
  Net assets available for
    benefits                     $358,495     $212,889      $190,934     $11,296,940     $284,933     $(240,727)   $16,620,043
                                 ========     ========      ========     ===========     ========     =========    ===========

                                                         Guaranteed
                                                         Investment                        Small                            1994
            Assets                                        Contract           Equity       Company      International        Total
            ------                                        --------           ------       -------      -------------        -----
Pooled separate accounts                                         --         $891,486      $453,026        $274,435       $1,618,947
Guaranteed investment contracts                          $2,080,883               --            --              --       $2,080,883
                                                         ----------         --------      --------        --------       ----------
Net assets available for benefits                        $2,080,883         $891,486      $453,026        $274,435       $3,699,830
                                                         ==========         ========      ========        ========       ==========

              See accompanying Notes  to Financial Statements.

                         SILICON VALLEY BANK 401(k) AND
                         EMPLOYEE STOCK OWNERSHIP PLAN
                   (FORMERLY SILICON VALLEY BANK 401(k) PLAN)

           Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1995

                                          Guaranteed                                                  Money
                                         Investment                     Small                        Market         AIM
                                          Contract        Equity       Company     International    Account    Constellation
                                        ------------   ------------   ----------   --------------   --------   -------------
Additions to net assets
 attributable to:
  Investment income:
    Interest and dividends              $    44,354             --           --               --    $ 46,397      $   47,654
    Net appreciation in value
      of investments                             --    $    82,536    $  19,937        $  (2,399)         --          30,926
                                        -----------    -----------    ---------        ---------    --------      ----------
Total investment income                      44,354         82,536       19,937           (2,399)     46,397          78,580
                                        -----------    -----------    ---------        ---------    --------      ----------
Contributions:
  Employer                                   37,482         26,800       24,481           23,037          --          59,675
  Employee                                   60,423         37,575       32,975           28,860          --         267,677
  Rollovers                                  64,069          2,868        1,561            2,822          --          38,452
                                        -----------    -----------    ---------        ---------    --------      ----------

  Total net contributions                   161,974         67,243       59,017           54,719          --         365,804
                                        -----------    -----------    ---------        ---------    --------      ----------

  Total additions                           206,328        149,779       78,954           52,320      46,397         444,384
                                        -----------    -----------    ---------        ---------    --------      ----------
Deductions from net assets
    attributable to:
  Participant withdrawals                   126,184         25,309        9,123            3,124      11,090          20,663
  Administrative expenses                        --             --           --               --          --             198
                                        -----------    -----------    ---------        ---------    --------      ----------

   Total deductions                         126,184         25,309        9,123            3,124      11,090          20,861
                                        -----------    -----------    ---------        ---------    --------      ----------
Transfer of net assets from
  merged plan                                    --             --           --               --     191,505              --
                                        -----------    -----------    ---------        ---------    --------      ----------
Net increase prior to interfund
  transfers                                  80,144        124,470       69,831           49,196     226,812         423,523

Interfund transfers                      (2,161,027)    (1,015,956)    (522,857)        (323,631)     40,541       1,064,243
                                        -----------    -----------    ---------        ---------    --------      ----------

Net (decrease) increase                  (2,080,883)      (891,486)    (453,026)        (274,435)    267,353       1,487,766

Net assets available for benefits:
  Beginning of year                       2,080,883        891,486      453,026          274,435          --              --
                                        -----------    -----------    ---------        ---------    --------      ----------

  End of year                           $        --    $        --    $      --        $      --    $267,353      $1,487,766
                                        ===========    ===========    =========        =========    ========      ==========

                         SILICON VALLEY BANK 401(k) AND
                         EMPLOYEE STOCK OWNERSHIP PLAN
                   (FORMERLY SILICON VALLEY BANK 401(k) PLAN)

     Statement of Changes in Net Assets Available for Benefits (continued)

                          Year ended December 31, 1995

                                                                   U.S.
                                                    S&P 500      Treasury    Lifepath   Lifepath   Lifepath   Lifepath
                                                     Stock      Allocation     2000       2010       2020       2030
                                                     -----      ----------     ----       ----       ----       ----
Additions to net assets attributable to:
  Investment income:
    Interest and dividends                         $       80     $     21   $     13   $     13   $     49         --
    Net appreciation in value of investments          148,359       44,798      6,140     16,766     28,308   $ 17,406
                                                   ----------     --------   --------   --------   --------   --------

Total investment income                               148,439       44,819      6,153     16,779     28,357     17,406
                                                   ----------     --------   --------   --------   --------   --------
Contributions:
  Employer                                             47,464       29,011      4,581      5,544      6,342      6,210
  Employee                                            237,292      103,290     12,362     32,445     56,005     39,331
  Rollovers                                            46,839       39,894      6,878     14,324      5,022      8,700
                                                   ----------     --------   --------   --------   --------   --------

  Total net contributions                             331,595      172,195     23,821     52,313     67,369     54,241
                                                   ----------     --------   --------   --------   --------   --------

  Total additions                                     480,034      217,014     29,974     69,092     95,726     71,647
                                                   ----------     --------   --------   --------   --------   --------
Deductions from net assets attributable to:
  Participant withdrawals                              44,074      112,044         63         --      6,958      5,275
  Administrative expenses                                 180          242         24         20         37         30
                                                   ----------     --------   --------   --------   --------   --------

  Total deductions                                     44,254      112,286         87         20      6,995      5,305
                                                   ----------     --------   --------   --------   --------   --------

Transfer of net assets from merged plan                    --           --         --         --         --         --
                                                   ----------     --------   --------   --------   --------   --------

Net increase prior to interfund transfers             435,780      104,728     29,887     69,072     88,731     66,342

Interfund transfers                                   958,670      885,329     97,089    180,905    269,764    146,547
                                                   ----------     --------   --------   --------   --------   --------

Net (decrease) increase                             1,394,450      990,057    126,976    249,977    358,495    212,889

Net assets available for benefits:
  Beginning of year                                        --           --         --         --         --         --
                                                   ----------     --------   --------   --------   --------   --------

  End of year                                      $1,394,450     $990,057   $126,976   $249,977   $358,495   $212,889
                                                   ==========     ========   ========   ========   ========   ========

                         SILICON VALLEY BANK 401(k) AND
                         EMPLOYEE STOCK OWNERSHIP PLAN
                   (FORMERLY SILICON VALLEY BANK 401(k) PLAN)

     Statement of Changes in Net Assets Available for Benefits (continued)

                          Year ended December 31, 1995

                                                                        Silicon
                                                                        Valley       Participant
                                                          Lifepath    Bancshares        Loan
                                                            2040     Common Stock      Account        Other         Total
                                                          --------   ------------      -------        -----         -----
Additions to net assets attributable to:
  Investment income:
    Interest and dividends                                      --    $        33       $  9,261           --    $   147,875
    Net appreciation in value of investments              $ 18,335      4,140,294             --           --      4,551,406
                                                          --------    -----------    -----------    ---------    -----------

Total investment income                                     18,335      4,140,327          9,261           --      4,699,281
                                                          --------    -----------    -----------    ---------    -----------
Contributions:
  Employer                                                   8,790      1,532,884             --    $  (9,138)     1,803,163
  Employee                                                  35,558         57,764             --     (231,589)       769,968
  Rollovers                                                  4,303         19,177             --           --        254,909
                                                          --------    -----------    -----------    ---------    -----------

  Total net contributions                                   48,651      1,609,825             --     (240,727)     2,828,040
                                                          --------    -----------    -----------    ---------    -----------

  Total additions                                           66,986      5,750,152          9,261     (240,727)     7,527,321
                                                          --------    -----------    -----------    ---------    -----------
Deductions from net assets attributable to:
  Participant withdrawals                                    3,209      1,164,338         12,924           --      1,544,378
  Administrative expenses                                       31            567             --           --          1,329
                                                          --------    -----------    -----------    ---------    -----------

  Total deductions                                           3,240      1,164,905         12,924           --      1,545,707
                                                          --------    -----------    -----------    ---------    -----------

Transfer of net assets from  merged plan                        --      6,747,094             --           --      6,938,599
                                                          --------    -----------    -----------    ---------    -----------

Net increase prior to interfund transfers                   63,746     11,332,341         (3,663)    (240,727)    12,920,213

Interfund transfers                                        127,188        (35,401)       288,596           --             --
                                                          --------    -----------    -----------    ---------    -----------
Net (decrease) increase                                    190,934     11,296,940        284,933     (240,727)    12,920,213

Net assets available for benefits:
  Beginning of year                                             --             --             --           --      3,699,830
                                                          --------    -----------    -----------    ---------    -----------

  End of year                                             $190,934    $11,296,940       $284,933    $(240,727)   $16,620,043
                                                          ========    ===========    ===========    =========    ===========

               See accompanying Notes to Financial Statements.

                         SILICON VALLEY BANK 401(k) AND
                         EMPLOYEE STOCK OWNERSHIP PLAN
                   (Formerly Silicon Valley Bank 401(k) Plan)

                         Notes to Financial Statements


(1)  DESCRIPTION OF PLAN

    The following description of the Silicon Valley Bank 401(k) and Employee Stock Ownership Plan (formerly Silicon Valley Bank 401(k) Plan) (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    (a)  General
    ---  -------

    The Plan was established by Silicon Valley Bank (the "Company") on January 1, 1985. Effective March 1, 1995, the Silicon Valley Bancshares Employee Stock Ownership Plan (the "ESOP"), established January 1, 1989, was merged into the Silicon Valley Bank 401(k) Plan. The merged Plan was restated and renamed the Silicon Valley Bank 401(k) and Employee Stock Ownership Plan. The Plan is intended to constitute a qualified profit sharing plan, as described in Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in section 401(k) of the IRC, and which also includes an employee stock ownership plan as described in section 4975(e)(7) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    (b)  Administration of Plan
    ---  ----------------------

    Silicon Valley Bank is the Plan sponsor and administrator. Management and administration of the Plan is the responsibility of a committee appointed by the Company.

    Effective March 1, 1995, the Company contracted with Wells Fargo Bank, N.A., ("Wells Fargo") to act as trustee and custodian of the Plan. Prior to March 1, 1995, the custodian was Massachusetts Mutual Life Insurance Company ("Mass Mutual").

    (c)  Eligibility
    ---  -----------

    All Plan participants before the merger of the Plan continued their eligibility to participate. Other eligible employees became Plan participants on March 1, 1995 or thereafter, will become Plan participants on the first day of the calendar quarter after the date the participant attains age 18, and completes one hour of service.

    (d)  Contributions
    ---  -------------

    Participants are allowed to contribute up to 15% of their pretax compensation, as defined in the Plan, up to the amount allowable under the current federal income tax regulations ($9,240 for 1994 and 1995). Upon approval by the committee, participants may also roll over amounts representing distributions from other qualified plans.

    The Company is allowed to make matching contributions as defined by the Plan. The Company may match up to 100% of each participant's contributions up to a maximum of $1,000 per year.

                         SILICON VALLEY BANK 401(k) AND
                         EMPLOYEE STOCK OWNERSHIP PLAN
                   (Formerly Silicon Valley Bank 401(k) Plan)

                    Notes to Financial Statements Continued

    Discretionary ESOP contributions made by the Company are allocated amongst the Plan participants based upon each eligible participant's cash compensation excluding incentive pay but including IRC Section 401(k) and
    Section 125 deferrals (collectively "Pay"). ESOP contributions, which are based on Company performance, may range between 0% and 10% of Pay. In 1995, a 10% contribution was made for all participants actively employed on December 31, 1995. In March, 1996, the Plan administrative committee adopted a Money Purchase Pension Plan ("MPP Plan"), effective January 1, 1995, for the guaranteed 5% quarterly contributions formerly made to the ESOP. The net assets for the new MPP Plan in the amount of $1,057,569 as of December 31, 1995 were held in the same trust as the Plan until a new trust for the MPP Plan was established in May, 1996. The Plan was amended to delete the guaranteed 5% quarterly contribution retroactive to January 1, 1995, as it is now included in the MPP Plan.

    (e)  Participant Accounts
    ---  --------------------

    Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions, (b) forfeitures from terminated participants' nonvested accounts, and (c) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

    (f)  Vesting
    ---  -------

    Participants are immediately vested in their contributions plus actual earnings thereon. Prior to March 1, 1995, vesting was based on a three year schedule for the 401(k) Plan and a five year schedule for the ESOP. When the plans merged, a "Prior Match" account was created for existing match balances as of March 1, 1995. These balances became fully vested on March 1, 1995. Vesting in the Company's match and ESOP contributions, plus actual earnings thereon, subsequent to March 1, 1995 is based on years of service, as defined in the Plan, in accordance with the following schedule:


                    Years of Vesting        Vested
                        Service           Percentage
                        -------           ----------

                    Less than 1               0%
                    1 but less than 2        20%
                    2 but less than 3        40%
                    3 but less than 4        60%
                    4 but less than 5        80%
                    5 or more               100%


    In addition, a participant's account becomes fully vested upon attaining normal retirement date while employed, upon termination due to a reduction in force, or upon death or disability. Forfeitures from nonvested accounts are used first to restore previously forfeited amounts of rehired participants' accounts and are then allocated to remaining participants in accordance with the Plan.

                        SILICON VALLEY BANK 401(k) AND
                         EMPLOYEE STOCK OWNERSHIP PLAN
                   (Formerly Silicon Valley Bank 401(k) Plan)

                    Notes to Financial Statements Continued

    (g)  Investment Funds
    ---  ----------------

    Beginning March 1, 1995, participants may direct the investment of their Plan assets in any of nine investment options, except for the ESOP contributions which are directed by the Plan administrator. Investment options, with the exception of the AIM Constellation Fund, are managed by Wells Fargo MasterWorks, and provide varying degrees of risk and return. The fund choices are: U.S. Treasury Allocation Fund; AIM Constellation Fund; S&P 500 Stock Fund; Five LifePath Series Funds; and, the Silicon Valley Bancshares Common Stock Fund. Participants may elect to invest in any of the funds in increments of 1% of their total contribution amounts, except that contributions allocated to the Silicon Valley Bancshares Common Stock Fund are limited to 25% of the amount available to direct. Earnings or losses on these investments are applied to participants' accounts as of the end of each day.

    The ESOP assets are currently invested in the Silicon Valley Bancshares Common Stock Fund.

    Amounts invested in the Silicon Valley Bancshares Common Stock Fund which are participant directed amounted to $312,459 at December 31, 1995.

    Prior to March 1, 1995, investments of the former 401(k) Plan were held by Mass Mutual and invested in mutual funds or guaranteed deposits with Mass Mutual based solely upon instructions received from participants. Plan assets were valued at contract or fair value as of the last day of the Plan year, as measured per the terms of the contract or by quoted market prices. In May 1995, the Mass Mutual Guaranteed Investment Contract was liquidated and the Company paid the market value adjustment of approximately $52,000 and deposited all funds into the merged Plan.

    (h)  Participant Loans
    ---  -----------------

    Effective March 1, 1995, participants may borrow from the total of their Plan contributions, including their rollover contributions, plus earnings thereon, an amount equal to a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their total vested account balance. Loan transactions are treated as a transfer from (to) the investment funds to
    (from) the Loan Fund. Loan terms may be up to five years for personal loans or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the trustee's prime rate, plus 1%. Principal and interest are paid ratably through semi-monthly payroll deductions.

    (i)  Payment of Benefits
    ---  -------------------

    On termination of employment or termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, distributions in annual installments or in the form of an annuity, or may leave their assets in the Plan until the participant elects a form of distribution. If the account balance is $3,500 or less, distribution payment options are limited to a single lump sum.

                        SILICON VALLEY BANK 401(k) AND
                         EMPLOYEE STOCK OWNERSHIP PLAN
                   (Formerly Silicon Valley Bank 401(k) Plan)

                    Notes to Financial Statements Continued

(2) SUMMARY OF ACCOUNTING POLICIES

    Basis of Presentation
    ---------------------

    The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. The preparation of the financial statements in conformity with generally accepted accounting principles requires Plan management to make certain estimates and assumptions that affect the financial statements. Actual results could differ from those estimates.

    Administrative Expenses
    -----------------------

    Plan administrative expenses may be paid by the Company and any such expenses not paid by Company shall be paid by the Plan. Substantially all of the Plan's expenses were paid by the Company for 1995.

    Investment Valuation and Income Recognition
    -------------------------------------------

    The Plan's investments are stated at fair value except for its guaranteed investment contract which is valued at contract value. Mutual funds, shares of collective investment funds, pooled separate accounts and money market funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Silicon Valley Bancshares Common Stock Fund is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

    Payments of Benefits
    --------------------

    Benefits are recorded when paid.


(3) RELATED PARTY TRANSACTIONS

    Silicon Valley Bank is the administrator as defined by the Plan and, therefore, all Silicon Valley Bancshares Common stock transactions qualify as exempt party-in-interest transactions. Certain Plan investments are shares of investment funds managed by Wells Fargo and Mass Mutual. Wells Fargo is the current trustee and custodian and Mass Mutual was the former custodian as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.


(4) PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right to terminate the Plan or discontinue contributions, in accordance with the Plan document and under the provisions of ERISA, at any time and for any reason. In the event of Plan termination, participants will become fully vested in their Company match and ESOP accounts.

                         SILICON VALLEY BANK 401(k) AND
                         EMPLOYEE STOCK OWNERSHIP PLAN
                   (Formerly Silicon Valley Bank 401(k) Plan)

                    Notes to Financial Statements Continued

(5) TAX STATUS

    The Internal Revenue Service has determined and informed the Company by letter dated June 21, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. As noted herein, the Plan has been amended since receiving the determination letter. However, the Plan administrator, based upon the advice of legal counsel, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. The Plan has made application for a favorable determination letter indicating that the amended Plan and related trust are designed in accordance with applicable sections of the IRC. Certain participants' contributions in 1995 exceeded the annual addition limits imposed by the IRC. These excess contributions have been returned to the participants as taxable wages in 1996.


(6) SALE OF WELLS FARGO MASTERWORKS

    Effective January 1, 1996, Barclays Bank PLC and certain of its affiliates ("Barclays") acquired the 401(k) MasterWorks division of Wells Fargo, the assets and liabilities of which were transferred to Wells Fargo Institutional Trust Company, N.A. ("WFITC"). In addition, Barclays acquired WFITC. The name WFITC was changed to BZW Barclays Global Investors, N.A. effective January 1, 1996, on account of the change in ownership. These financial statements will refer to the 401(k) MasterWorks Division of Wells Fargo, WFITC, and their respective collective trust funds by the names used prior to the Barclays acquisition since the financial statements cover January 1, 1994 through December 31, 1995. The Company expects that BZW Barclays Global Investors, N.A. MasterWorks Division will continue as the Plan's trustee and custodian and continue to provide recordkeeping and investment management services for the Plan.

                                                                      SCHEDULE 1
                                                                      ----------
                         SILICON VALLEY BANK 401(k) AND
                         EMPLOYEE STOCK OWNERSHIP PLAN
                   (FORMERLY SILICON VALLEY BANK 401(k) PLAN)

          Item 27(a) - Schedule of Assets Held for Investment Purposes

                               December 31, 1995

                                         Description                    Number of
      Issuer                           of investments                   units held          Cost             Value
      ------                           --------------                   ----------          ----             -----
                                  Collective investment funds:
Wells Fargo Bank*                   S&P 500 Stock Fund                      61,783       $ 1,252,376       $ 1,394,450
Wells Fargo Bank*                   U.S. Treasury Allocation                65,503           953,187           990,057
Wells Fargo Bank*                   Lifepath 2000                           11,148           120,984           126,976
Wells Fargo Bank*                   Lifepath 2010                           20,936           233,585           249,977
Wells Fargo Bank*                   Lifepath 2020                           29,051           330,900           358,495
Wells Fargo Bank*                   Lifepath 2030                           16,869           196,054           212,889
Wells Fargo Bank*                   Lifepath 2040                           14,767           173,525           190,934
                                                                                         -----------       -----------
                                                                                           3,260,611         3,523,778
AIM Equity Funds Inc.             Mutual Funds:
                                    AIM Constellation                       66,094         1,463,704         1,487,766
Silicon Valley Bancshares*        Silicon Valley Bancshares Common
                                    Stock Fund                             581,453         5,978,296         9,736,623

Wells Fargo Bank*                 Money Market Fund                                          267,353           267,353

Participants                      Participant Loans (interest rates
                                    ranging from 9.75% to 10%)                  39           284,933           284,933
                                                                                         -----------       -----------
                                                                                         $11,254,897       $15,300,453
                                                                                         ===========       ===========

*Party-in-interest transaction (not a prohibited transaction)

                                                                      SCHEDULE 2
                                                                      ----------

                         SILICON VALLEY BANK 401(k) AND
                         EMPLOYEE STOCK OWNERSHIP PLAN
                   (FORMERLY SILICON VALLEY BANK 401(k) PLAN)

                Item 27(d) - Schedule of Reportable Transactions

                          Year ended December 31, 1995

                                                           Purchases                               Sales
                                                       -------------------     -------------------------------------------------
                                                        Number of               Number of                 Related
       Issuer           Series of transactions         transactions   Amount   transactions   Amount        Cost     Gain/(Loss)
       ------           ----------------------         ------------   ------   ------------   ------        ----     -----------
Mass Mutual*           Guaranteed Investment Contract       17     $  172,303       12      $2,244,145   $2,296,474   $(52,329)
Mass Mutual*           Equity Fund                          12         83,932       15       1,057,952    1,057,952         --
Mass Mutual*           Small Company Fund                    9         60,307       17         533,270      533,270         --
Mass Mutual*           International Fund                    9         55,155       14         327,191      327,191         --
AIM Equity Funds Inc.  AIM Constellation                    52      1,578,409       38         121,569      114,704      6,865
Wells Fargo Bank*      S&P 500 Stock                        51      1,379,359       37         133,267      126,983      6,284
Wells Fargo Bank*      U.S. Treasury Allocation             32      1,397,361       47         452,103      444,175      7,928
Wells Fargo Bank*      Lifepath 2000                        23        127,134       10           6,296        6,150        146
Wells Fargo Bank*      Lifepath 2010                        24        250,744        6          17,533       17,159        374
Wells Fargo Bank*      Lifepath 2020                        32        349,021       11          18,835       18,122        713
Wells Fargo Bank*      Lifepath 2030                        24        208,413       14          12,935       12,365        570
Wells Fargo Bank*      Lifepath 2040                        34        191,162       15          18,565       17,637        928
Silicon Valley         Silicon Valley Bancshares
    Bancshares*        Common Stock                         29      7,728,813       26       2,234,156    1,750,517    483,639

*Party-in-interest transaction (not a prohibited transaction)

                                   EXHIBITS

23.1      Consent of Independent Auditors

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934,
--------
the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    SILICON VALLEY BANCSHARES


Date:  November 19, 1996            /s/ Jeannine Boettcher
                                    ----------------------
                                    Jeannine Boettcher
                                    Vice President and Plan Administrator

Silicon Valley Bank
The Administrative Committee:

We consent to the incorporation by reference in the registration statement No. 33-60467 on Form S-8 of Silicon Valley Bancshares of our report dated October 11, 1996 related to the statements of net assets available for plan benefits of the Silicon Valley Bank 401(k) and Employee Stock Ownership Plan as of December 31, 1995 and 1994, the related statement of changes in net assets available for plan benefits for the year ended December 31, 1995 and the related supplemental schedules, which report appears in the December 31, 1995 annual report on Form 11-K of Silicon Valley Bank 401(k) and Employee Stock Ownership Plan.

                                                       /s/ KPMG Peat Marwick LLP
                                                       -------------------------


San Francisco, California
November 15, 1996